Filed by Terex Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CMI Corporation
                           Commission File No. 1-5951

For information,  contact: Kevin O'Reilly, Vice President, Investor Relations at
(203) 222-5943


       TEREX CORPORATION RECEIVES ANTITRUST CLEARANCE FOR THE ACQUISITION
                               OF CMI CORPORATION

         WESTPORT, CT, August 30, 2001 -- Terex Corporation [NYSE: TEX] announced today that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to its proposed merger with CMI Corporation [NYSE: CMI].

         The CMI shareholder's meeting has been scheduled for September 28, 2001, and the merger is expected to be consummated in early October.

         CMI is a leading manufacturer of a broad range of leading-edge automated machines for the construction and maintenance of highways, city streets and county roads, parking lots and bridges, with 2000 revenues in excess of $225 million. Products include asphalt and concrete mixing plants, road profiling and reclaiming equipment, concrete paving systems and landfill compactors and grinders.

         Terex Corporation is a diversified global manufacturer based in Westport, Connecticut, with 2000 revenues in excess of $2 billion. Terex is involved in a broad range of construction, infrastructure, recycling and mining-related capital equipment under the brand names of Terex, Unit Rig, Payhauler, O&K, Fermec, Benford, Powerscreen, Finlay, B.L. Pegson, Simplicity, Cedarapids, Grayhound, Jaques, Canica-Jaques, Lorain, PPM, P&H, Franna, Marklift, Koehring, Bendini, RO, Telelect, Square Shooter, American, Italmacchine, Peiner, Comedil, Matbro, Amida, Bartell, Coleman, Muller and Morrison. More information on Terex can be found at www.terex.com.

Additional Information and Where to Find It

         Terex has filed a registration statement with the SEC on Form S-4 in connection with the merger and Terex and CMI are mailing a proxy statement/prospectus to CMI's shareholders containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available.

         The registration statement and the proxy statement/prospectus contain important information about Terex, CMI, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, when available, through the web site maintained by the SEC at http://www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, Terex and CMI file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, and other information filed by Terex and CMI at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Terex's and CMI's filings with the SEC are also available to the public from commercial document-retrieval services and the web site maintained by the SEC at http://www.sec.gov.

        Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of CMI in connection with the merger, and their interests in the solicitation, are set forth in the proxy statement/prospectus.

Safe Harbor Statement

         The above contains forward-looking information based on Terex's current expectations. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond Terex's control, include, among others, the sensitivity of construction and mining activity to interest rates, government spending, downward economic cycles and general economic conditions; the success of the integration of acquired businesses; the retention of key management; foreign currency fluctuations; pricing, product initiatives, and other actions taken by competitors; the ability of suppliers to timely provide parts and components on a cost competitive basis, and the ability of Terex to timely manufacture and deliver cost competitive products to customers; the effect of changes in laws and regulations, including environmental laws and regulations; the continuing use of net operating loss carryovers; the effect of debt and restrictive covenants; and other factors, risks and uncertainties more specifically set forth in Terex's public filings with the SEC. The forward-looking statements herein speak only as of the date of this release. Terex expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this release to reflect any changes in Terex's expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.
                                       ###
                                Terex Corporation
           500 Post Road East, Suite 320, Westport, Connecticut 06880
          Telephone: (203) 222-7170, Fax: (203) 222-7976, www.terex.com